SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

Flamel Technologies S.A.
(Name of Issuer) Ordinary Shares
(Title of Class of Securities) 338488109
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 338488109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,606,820 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,606,820 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,820 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.63%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P., 1,432,534 ordinary shares held by Deerfield Private Design Fund II, L.P. and 1,641,574 ordinary shares held by Deerfield Private Design International II, L.P.  Excludes warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The warrants are not exercisable for American Depositary Shares until shareholder approval is obtained.

SCHEDULE 13D
CUSIP No. 338488109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 532,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 338488109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,432,534 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,432,534 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,534 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%
14	TYPE OF REPORTING PERSON PN

(2) Excludes warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The warrants are not exercisable for American Depositary Shares until shareholder approval is obtained.

SCHEDULE 13D
CUSIP No. 338488109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,641,574 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,641,574 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,574 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.66%
14	TYPE OF REPORTING PERSON PN

(3) Excludes warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The warrants are not exercisable for American Depositary Shares until shareholder approval is obtained.

SCHEDULE 13D
CUSIP No. 338488109	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,655 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,655 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,655 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of 726,655 ordinary shares held by Deerfield Special Situations Fund International Limited.  Excludes warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The warrants are not exercisable for American Depositary Shares until shareholder approval is obtained.

SCHEDULE 13D
CUSIP No. 338488109	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 338488109	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,333,475 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,333,475 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,475 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.58%
14	TYPE OF REPORTING PERSON IN

(5)  Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P., 726,655 ordinary shares held by Deerfield Special Situations Fund International Limited, 1,432,534 ordinary shares held by Deerfield Private Design Fund II, L.P. and 1,641,574 ordinary shares held by Deerfield Private Design International II, L.P.  Excludes warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The warrants are not exercisable for American Depositary Shares until shareholder approval is obtained.

The Schedule 13D filed on December 5, 2011 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (v) James E. Flynn, a natural person (“Flynn”), with respect to the securities of Flamel Technologies, S.A. (the “Company”), as amended by Amendment No. 1. filed on January 4, 2012 by (i) Deerfield Capital, (ii) Deerfield Special Situations Fund, (iii) Deerfield Management, (iv) Deerfield Special Situations International, (v) Flynn, (vi) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”) and (vii) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Management, Deerfield Special Situations International, Deerfield Private Design II and Flynn, the “Reporting Persons”) is hereby amended by this Amendment No. 2.  Only those items hereby reported in this Amendment No. 2 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following:

On March 13, 2012, the Company, through its wholly-owned subsidiary, Flamel US Holdings, Inc. (“Flamel US Holdings”), acquired all of the membership interests of Éclat Pharmaceuticals, LLC (“Éclat”) from Breaking Stick Holdings, LLC, formerly named Éclat Holdings, LLC (“Breaking Stick”), an entity the manager of which is Deerfield Management and of which Deerfield Private Design II and Deerfield Private Design International II are members..  Under the terms of the acquisition, the Company issued two warrants (the “Warrants”) to Breaking Stick, the exercisability of which are subject to the approval of the Company’s shareholders.  One Warrant is exercisable for up to 2,200,000 American Depositary Shares (“ADSs”), each representing one Ordinary Share, of the Company at an exercise price of $7.44 per share, and the second Warrant is exercisable for up to 1,100,000 ADSs at an exercise price of $11.00 per share.  The Warrants are exercisable for a six year term, and the Company has committed to registering the ADSs underlying the Warrants with the SEC if shareholder approval is obtained, pursuant to a registration rights agreement between the Company and Breaking Stick (the “Registration Rights Agreement”).  If shareholder approval is not obtained, the Warrants will be cash settled and the term will be extended to seven years.  The summary of the Warrants and the Registration Rights Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrants and the Registration Rights Agreement, copies of which are attached as Exhibits hereto, and which are incorporated herein by reference.

Also under the terms of the acquisition, on March 13, 2012, Flamel US Holdings issued an installment sale note in the principal amount of $12,000,000 (the “Note”) to Breaking Stick, which is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat.  Flamel US Holdings will also pay Breaking Stick certain deferred payments relating to the gross profit generated by the Éclat products.

Following consummation of the acquisition, Stephen Willard, the Company’s chief executive officer, resigned and Michael Anderson, the chief executive officer of Éclat, was appointed as chief executive officer of the Company.

Item 5.  Interest in Securities of the Issuer.

Items 5(a),  5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

(a)

(1)	Reporting Persons**

Number of shares:  4,333,475
Percentage of shares:  17.58%

(2)	Deerfield Capital**

Number of shares:
3,606,820 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II; excludes shares underlying warrants held by Breaking Stick)

Percentage of shares:  14.63%

(3)	Deerfield Special Situations Fund

Number of shares:  532,712
Percentage of shares:  2.16%

(4)	Deerfield Private Design II**

Number of shares:  1,432,534 (excludes shares underlying warrants held by Breaking Stick)
Percentage of shares:  5.81%

(5)	Deerfield Private Design International II**

Number of shares:  1,641,574 (excludes shares underlying warrants held by Breaking Stick)
Percentage of shares:  6.66%

(6)	Deerfield Management**

Number of shares:	726,655 (comprised of shares held by Deerfield Special Situations International; excludes shares underlying warrants held by Breaking Stick)
Percentage of shares:  2.95%

(7)	Deerfield Special Situations International

Number of shares:  726,655
Percentage of shares:  2.95%

(8)	Flynn**

Number of shares:
4,333,475 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Special Situations International, Deerfield Private Design II and Deerfield Private Design International II; excludes shares underlying warrants held by Breaking Stick)

Percentage of shares:  17.58%

(b)

(1)	Deerfield Capital**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   3,606,820
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   3,606,820

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  532,712
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  532,712

(3)	Deerfield Private Design II**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,432,534
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,432,534

(4)	Deerfield Private Design International II**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,641,574
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,641,574

(5)	Deerfield Management**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,655
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,655

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,655
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,655

(7)	Flynn**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,333,475
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,333,475

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II.  Deerfield Management is the investment manager of Deerfield Special Situations International.

**See footnotes on cover pages which are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to include the following:

The responses set forth in Item 4 of this Amendment No. 2 describing the Note, the Warrants and the Registration Rights Agreement are hereby incorporated by reference.

Michael Anderson is entitled to receive 20% of distributions made by Breaking Stick after Deerfield Private Design II and Deerfield Private Design International II have received a full return of their capital contributions to Breaking Stick.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to include the following:

Exhibit 99.3    Warrant to purchase 2,200,000 American Depositary Shares.*

Exhibit 99.4    Warrant to purchase 1,100,000 American Depositary Shares.*

Exhibit 99.5    Registration Rights Agreement.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2012

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact